

13010446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

Two Carlson Parkway, Suite 245
_____
                              (No. and Street)

Minneapolis   MN   55447
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Goldfarb   (612) 376-7388
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
_____
              (Name – if individual, state last, first, middle name)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Steven Goldfarb___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Woodbridge Financial Group, LLC___ , as of ___December 31___ , 2012___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Chief Executive Officer___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBRIDGE FINANCIAL GROUP, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2012



BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Woodbridge Financial Group, LLC (a limited liability company) as of December 31, 2012, and the related statements of operations, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



an independent member of
BAKER TILLY
INTERNATIONAL

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Financial Group, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash	$	310,193
Accounts receivable		5,391
Prepaid expenses		3,039
Security deposit		4,709
Property and equipment, net		27,293
TOTAL ASSETS	$	350,625

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	80,430
Deferred rent		7,018
Total liabilities		87,448
Members' equity		263,177
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	350,625

See accompanying notes to financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES		
Transaction fees and consulting services	$	3,722,352
EXPENSES		
Employee compensation, commissions and benefits		2,500,449
Occupancy		56,074
General and administrative		1,047,753
TOTAL EXPENSES		3,604,276
OPERATING INCOME		118,076
OTHER INCOME		
Interest income		37
TOTAL OTHER INCOME		37
NET INCOME	$	118,113

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2012

Balance, December 31, 2011	$	155,137
Capital disbributions		(10,073)
Net income		118,113
Balance, December 31, 2012	$	263,177

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Net income	$	118,113
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		6,779
Changes in operating assets and liabilities:		
Accounts receivable		123,864
Prepaid expenses		7,241
Security deposit		(4,709)
Accounts payable and acrrued expenses		59,563
Deferred rent		7,018
NET CASH PROVIDED BY OPERATING ACTIVITIES		317,869
INVESTING ACTIVITY		
Purchases of property and equipment		(30,311)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(30,311)
FINANCING ACTIVITY		
Member distributions		(10,073)
NET CASH USED BY FINANCING ACTIVITIES		(10,073)
NET CHANGE IN CASH		277,485
CASH, BEGINNING OF YEAR		32,708
CASH, END OF YEAR	$	310,193

See accompanying notes to financial statements.

(1) Nature of business and significant accounting policies

Nature of business – Woodbridge Financial Group, LLC (the Company) provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2012. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Depreciation and amortization – Property and equipment are recorded at cost. Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance and repairs are expensed as incurred.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2012:

Computers and equipment	$	32,195
Furniture and fixtures		44,768
Leasehold improvements		25,486
Total cost		102,449
Accumulated depreciation		75,156
Property and equipment, net	$	27,293

Depreciation expense charged to operations for the year ended December 31, 2012 was $6,779.

(3) Leases

The Company leases its office facility under a non-cancelable operating lease that expires on October 31, 2015. The Company is required to pay its pro rata share of real estate taxes, utilities, insurance, and maintenance of these facilities in addition to rent. Deferred rent is a result of three rent free months at the beginning of the lease. The deferred rent liability was $7,018 at December 31, 2012. Future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,		
2013		30,688
2014		31,609
2015		26,801
Total	$	89,098

Total rental expense was $56,074 for the year ended December 31, 2012.

(4) Retirement Plan

The Company has a 401(k) plan (the Plan) offered to employees meeting certain eligibility requirements as defined in the Plan. The Plan allows employees to contribute a pre-defined portion of salary towards a retirement savings account and provides for an employer match contribution up to 4%. Employer contributions to the Plan were $13,530 for the year ended December 31, 2012.

WOODBRIDGE FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2012

(5) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2012, the Company had net capital of $222,745 which was $216,915, in excess of its required net capital of $5,830. The Company's net capital ratio was 0.39 to 1 at December 31, 2012.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2012 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(6) Members' equity

The Company reserves the right to purchase the equity of the other members.

(7) Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

WOODBRIDGE FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total members' equity	$	263,177
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		5,391
Prepaid expenses		3,039
Security deposit		4,709
Property and equipment, net		27,293
Non-allowable assets		40,432
Net capital before haircuts on securities positions		222,745
Haircuts on securities positions		-
Net capital	$	222,745

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	87,448

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,830
Excess net capital at 1,500 percent	$	216,915
Excess net capital at 1,000 percent	$	214,000
Ratio: Aggregate indebtedness to net capital		0.39

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2012	$	222,745
Net audit adjustments		-
Net capital per above	$	222,745



BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Woodbridge Financial Group, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



an independent member of
BAKER TILLY
INTERNATIONAL

Page 11

An Affirmative Action Equal Opportunity Employer

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control exists* when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatements from occurring. We communicated this in writing to management and the Board of Governors on February 25, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013

WOODBRIDGE FINANCIAL GROUP, LLC
Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2012

WOODBRIDGE FINANCIAL GROUP, LLC

TABLE OF CONTENTS



BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Woodbridge Financial Group, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013



BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
068431   FINRA   DEC
WOODBRIDGE FINANCIAL GROUP LLC     16*16
120 S 6TH ST STE 2005
MINNEAPOLIS MN 55402-1822
```

Note: If any of the information shown or the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _2008.00_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_335.89_)

     July 24 2012
        Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _1672.00_

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1672.00_

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _1672.00_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodbridge Financial Group LLC
(Name of Corporation, Partnership or other organization)

Steven Doughart
(Authorized Signature)

Dated the _13_ day of _February_, 20_13_.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,722,389.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions   —0—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   3,096.00

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

See attached   2,916,250.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   2,919,346.00

2d. SIPC Net Operating Revenues $ 803,043.00

2e. General Assessment @ .0025 $ 2008.00

(to page 1, line 2.A.)

2

WOODBRIDGE FINANCIAL GROUP, LLC
(A Limited Liability Company)
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2012